UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GoPro, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

38268T 10 3

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Nicholas Woodman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power**** 489,5944

	6.	Shared Voting Power 25,036,070

	7.	Sole Dispositive Power**** 489,594

	8.	Shared Dispositive Power 25,036,070

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 25,525,664

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 16.5%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Woodman Family Trust under Trust Agreement dated March 11, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 25,036,070

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 25,036,070

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 25,036,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 16.2%

12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer GoPro, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3025 Clearview Way San Mateo, CA 94402

Item 2.
	(a)	Name of Person(s) Filing Nicholas Woodman
	(b)	Address of Principal Business Office or, if none, Residence c/o GoPro, Inc. 3025 Clearview Way San Mateo, CA 94402
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock, $0.0001 per share
	(e)	CUSIP Number 38268T 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power*		Number of Shares With Shared Voting and Dispositive Power*	Aggregate Number of Shares Beneficially Owned*	Percentage of Class Beneficially Owned***
Nicholas Woodman	489,594	****	25,036,070	25,525,664	16.5%
Woodman Family Trust under Trust Agreement dated March 11, 2011**	0		25,036,070	25,036,070	16.2%

*	Represents shares of Class B Common Stock as of December 31, 2022. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class B Common Stock is also convertible into Class A Common Stock on the same basis upon certain transfers, whether or not for value, except for "Permitted Transfers" as defined in the Issuer's restated certificate of incorporation in effect as of the date hereof. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon the date when the outstanding shares of Class B Common Stock represent less than 10% of the aggregate number of shares of Common Stock then outstanding.

**	Mr. Woodman and his spouse, Jill R. Woodman, are co-trustees of The Woodman Family Trust under Trust Agreement dated March 11, 2011.

***	Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed by the Issuer with the Securities and Exchange Commission on November 3, 2022 (129,668,442 shares of Class A Common Stock).

****	Also includes 232,215 shares of Class A Common Stock issued and held by the Reporting Person and 257,379 shares of Class A Common Stock issuable upon vesting of restricted stock units based upon continued employment of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023.

/s/ Nicholas Woodman
Nicholas Woodman

Woodman Family Trust under Trust Agreement dated March 11, 2011

/s/ Nicholas Woodman
Nicholas Woodman, Trustee